Exhibit 22.1

The following subsidiary of PennyMac Mortgage Investment Trust (the “Company”) may be the guarantor of debt securities issued under the Indenture, dated as of September 21, 2023, among the Company, PennyMac Corp., as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee.

Subsidiary
PennyMac Corp.	Guarantor